Filed by Tele Centro Oeste Celular Participações S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.
Commission File No. 001-14489

               THE FOLLOWING MATERIALS AMEND THE MATERIALS PROVIDED WITH THE RULE 425 FILING FILED ON NOVEMBER 25, 2003 BY REPLACING EXHIBITS 1 AND 2 IN THEIR ENTIRETY WITH EXHIBITS 1 AND 2 PROVIDED WITH THIS FILING. EXHIBIT 3 PROVIDED WITH THIS FILING REMAINS UNCHANGED FROM THE VERSION FILED ON NOVEMBER 25, 2003.

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               These materials may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.

               The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things:

•	management strategy;

•	synergies;

•	operating efficiencies;

•	integration of new business units;

•	market position;

•	revenue growth;

•	cost savings;

•	capital expenditures;

•	flexibility in responding to market conditions and the regulatory regime;

•	influence of controlling shareholders;

•	litigation;

•	the timetable for the merger of shares.

               Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

               These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

               Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participações S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A with the Commission at the Commission’s website at www.sec.gov. These materials may also be obtained for free from Tele Centro Oeste Celular Participações S.A.

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EXHIBITS
FIRST AMENDMENT TO THE PROTOCOL OF MERGER
FIRST AMENDMENT TO THE JUSTIFICATION OF THE MERGER
NOTICE OF MATERIAL FACT

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EXHIBITS

Exhibit
Number	Description

1	Amendment to the Protocol of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

2	Amendment to the Justification of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

3	Notice of Material Fact.

EXHIBIT 1

FIRST AMENDMENT TO THE PROTOCOL OF MERGER OF SHARES OF TELE CENTRO OESTE
CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR THE
CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

BETWEEN

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

AND

TELESP CELULAR PARTICIPAÇÕES S.A.

DATED NOVEMBER 20, 2003

FIRST AMENDMENT TO THE PROTOCOL OF MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR THE CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

The parties:

a.	TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., a corporation headquartered in Setor Comercial Sul, Quadra 2, Block C, Edifício Telebrasília Celular, 7th floor, in the city of Brasília, Distrito Federal, registered under the Taxpayers Registration Number 02.558.132/0001-69 (“TCO”), hereby represented according to its by-laws, as the entity whose shares are being merged; and

B.	TELESP CELULAR PARTICIPAÇÕES S.A., a corporation headquartered at Avenida Roque Petroni Junior, 1.464, 6th floor, Block B, in the city of São Paulo, State of São Paulo, registered under the Taxpayers Registration Number 02.558.074/0001-73 (“TCP” and, together with TCO, “Companies”), hereby represented according to its by-laws, as the entity with and into which TCO shares will be merged;

WHEREAS, on October 27, 2003, the parties entered into a “Protocol of Merger of Shares of Tele Centro Oeste Celular Participações S.A. by Telesp Celular Participações S.A. for the conversion of TCO into a wholly-owned subsidiary” (“Protocol”), and the Board of Directors of each Company approved (a) the submission for the approval of the respective shareholders meeting of the Merger of Shares, (b) the Merger of Shares Justification, (c) the entering into of the Protocol and (d) the other resolutions necessary for the approval of the Merger of Shares (capitalized terms have the meaning ascribed to them in the Protocol);

WHEREAS, on November 18, 2003, the OPA was consummated, whereby TCP acquired 32,205,823,041 TCO common shares, becoming the owner of 109,462,233,487 TCO common shares;

WHEREAS, based on the opinion of the legal advisors of TCP and TCO, the management of the Companies have requested the preparation of new reports (laudos) of the book value at market prices of TCP and TCO by KPMG Corporate Finance, excluding positive goodwill (agio), negative goodwill (desagio) and provisions for losses in the investment in controlled companies;

WHEREAS the parties intend to enter into this “First Amendment to the Protocol of Merger of Shares of Tele Centro Oeste Celular Participações S.A. by Telesp Celular

2

Participações S.A. for the conversion of TCO into a wholly-owned subsidiary” (“Amendment”), in order to amend certain provisions of the Protocol to reflect the foregoing;

NOW, THEREFORE, the parties agree as follows:

CLAUSE ONE
AMENDMENTS

     1.1 Amendment to Section 4.1 — Capital Increase. Section 4.1 of the Protocol shall read as follows:

“4.1 Capital Increase. Currently, TCP capital stock is R$4,373,661,469.73. The capital increase as a result of the Merger of Shares shall be of R$1,012,907,956.77, from R$4,373,661,469.73 to R$ 5,386,569,426.50.”

     1.2 Amendment to Section 7.1 — [TEXT DELETED]. Section 7.1 of the Protocol shall read as follows:

“7.1 [TEXT DELETED].

TCO book value [TEXT DELETED] is R$4.14 per thousand shares and TCP book value [TEXT DELETED] is R$3.03 per thousand shares. These amounts were calculated according to the respective balance sheets as of September 30, 2003 and are greater than those based on the last approved balance sheets (as of December 31, 2002).

It must be pointed out that the book value at market prices, as determined in the report prepared by KPMG Corporate Finance, is less than the book value on the same base date.

[TEXT DELETED].

Under Article 264 of the Corporations Law, KPMG Corporate Finance has prepared reports necessary for the determination of the exchange ratio based on the book value of TCO and of TCP at market prices as of June 30, 2003 (“Exchange Ratio — Market Prices”). The value of the Exchange Ratio — Market Prices so determined was 1.24, pursuant to the reports prepared by KPMG Corporate Finance in which positive goodwill (ágios), negative goodwill (deságios) and provisions for losses in investments at controlled companies were not excluded. The value of the Exchange Ratio - Market Prices based on reports in which these items were excluded is 3.

3

[TEXT DELETED].”

     1.3 Amendment to Section 7.3 — Conversion of Preferred Shares of TCP into Common Shares. Section 7.3 of the Protocol shall read as follows:

“7.3 Conversion of TCP Preferred Shares into Common Shares. In order to allow the consummation of the Merger of Shares, TCP shareholders must approve the conversion of TCP preferred shares into TCP common shares (“Conversion”), since the implementation of the Merger of Shares based on the Exchange Ratio will cause the issuance by TCP of preferred shares in excess to the number permitted by applicable law.

The number of TCP preferred shares to be converted shall be 78,752,717,772. The calculation was intended to ensure that the limit imposed by applicable law on the issuance of shares was complied with by TCP upon the approval of the Merger of Shares.

The Conversion may be carried out by any TCP preferred shareholder. In the case of holders of TCP American Depositary Receipts (“ADRs”), they must convert their ADRs into shares, prior to requesting to Convert, because there is no ADR program for TCP common shares.

If TCP shareholders require to convert a number of shares which is greater that the number of shares to be converted, the Conversion will be made pro-rata. In addition, if a number less than the maximum limit for the Conversion is requested, TCP controlling shareholder (Brasilcel N.V.), directly or by its controlled companies, will convert preferred shares in a number equivalent to that which is necessary to achieve the maximum number to be converted. The procedures for the Conversion are those described in the Announcement to Shareholders dated November 19, 2003.”

CLAUSE TWO
RATIFICATION

     2.1 Ratification. The parties hereby ratify the reading and content of all remaining provisions of the Protocol which were not amended hereby.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in 02 (two) counterparts with the same content and for the same effect, together with two witnesses.

São Paulo, November 20, 2003

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

TELESP CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

WITNESSES:

Name:	Name:
CPF:	CPF:

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EXHIBIT 2

     FIRST AMENDMENT TO THE JUSTIFICATION OF THE MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

BY

THE MANAGEMENTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. AND OF
TELESP CELULAR PARTICIPAÇÕES S.A.

TO

THEIR SHAREHOLDERS

DATED NOVEMBER 20, 2003

FIRST AMENDMENT TO THE JUSTIFICATION OF THE MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

The Board of Directors of Tele Centro Oeste Celular Participações S.A. (“TCO”) and of Telesp Celular Participações S.A. (“TCP” and, together with TCO, “Companies”) hereby jointly present to their respective shareholders this first amendment (“Amendment to the Justification”) to the justification of merger of shares of TCO by TCP for conversion of TCO into a wholly-owned subsidiary (“Justification”), under the terms of article 225 of Law no. 6404/76.

SECTION ONE
AMENDMENT

     1.1 Section Three of the Justification. Section Three of the Justification shall hereinafter read as follows:

“The capital stock of TCP is currently represented by 1,171,784,352,509 registered shares, without face value, being 409,383,864,536 common shares and 762,400,487,973 preferred shares. A total of 335,211,939,758 shares will be issued upon the Merger of Shares, being 14,198,232,698 common shares and 321,013,707,060 preferred shares. Accordingly, the capital stock of TCP shall, after the Merger of Shares and taking into consideration the Conversion described in the Protocol of Merger and which is the subject matter of the notice to the shareholders published on November 20, 2003, be hereinafter represented by 1,506,996,292,267 shares, being 502,334,815,006 common shares and 1,004,661,477,261 preferred shares. It must be noticed that TCP’s shares in TCO shall be held as TCP’s equity and that TCO does not own any share whatsoever in TCP.”

     1.2 Section Four of the Justification. Section Four of the Justification shall hereinafter read as follows:

     "[TEXT DELETED].

TCO book value [TEXT DELETED] is R$4.14 per thousand shares and TCP book value [TEXT DELETED] is R$3.03 per thousand shares. These amounts were calculated according to the respective balance sheets as of September 30, 2003 and are greater than those based on the last approved balance sheets (as of December 31, 2002).

2

It must be pointed out that the book value at market prices, as determined in the report prepared by KPMG Corporate Finance, is less than the book value on the same base date.

     [TEXT DELETED].

Under the terms of Article 264 of the Brazilian Corporate Law, KPMG Corporate Finance has prepared reports necessary for the determination of the exchange ratio based on the book value of TCO and of TCP at market prices as of June 30, 2003 (“Exchange Ratio — Market Prices”). The value of the Exchange Ratio — Market Prices so determined was 1.24, pursuant to the reports prepared by KPMG Corporate Finance in which positive goodwill (ágios), negative goodwill (deságios) and provisions for losses in investments at controlled companies were not excluded. The value of the Exchange Ratio — Market Prices based on reports in which these items were excluded is 3.

     [TEXT DELETED].”

SECTION TWO
RATIFICATION

     2.1 Ratification. The parties hereby ratify the wording and content of all other provisions of the Justification which were not amended hereby.

3

In witness whereof, the parties have caused this Amendment to the Justification to be executed by the legal representatives of TCP and of TCO, in two (2) counterparts with the same contents and for the same effect.

São Paulo, November 20, 2003.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

TELESP CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

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EXHIBIT 3

TELESP CELULAR PARTICIPAÇÕES S.A.
public company

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
public company

Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) hereby clarify the following, in continuation of the implementation of the merger of shares of TCO by TCP (“Merger of Shares”):

1. TCP capital increase as a result of the Merger of Shares. With the consummation of the tender offer for the acquisition of common shares of TCO resulting from the acquisition of its control by TCP (“OPA”), the amount of the capital increase of TCP as a result of the Merger of Shares may be determined. The increase will be of R$1,012,907,956.77, from R$4,373,661,469.73 to R$ 5,386,569,426.50.

2. Issuance of TCP shares as a result of the Merger of Shares. The consummation of the OPA also allowed us to determine the number of shares to be issued as a result of the Merger of Shares: 335,211,939,758 total shares, being 14,198,232,698 common shares and 321,013,707,060 preferred shares. Therefore, after the conversion of preferred shares into common shares described in the announcement to shareholders published on November 20, 2003 (“Conversion”) and the Merger Shares, TCP capital stock will be represented by 1,506,996,292,267 shares, being 502,334,815,006 common shares and 1,004,661,477,261 preferred shares.

3. Exchange Ratio calculated based on the book value at market prices methodology. An eventual discrepancy between the methodology adopted by KPMG Corporate Finance in the preparation of the valuation reports (laudos) to determine the book value measured at market prices and that resulting from a literal interpretation of Article 264 of the Corporations Law was verified. The effect of this literal interpretation would be the exclusion of amounts relating to positive goodwill (ágio), negative goodwill (deságio) and provisions for losses in the investments held by TCP. The companies have requested KPMG Corporate Finance to also prepare a report (laudo) applying such methodology. This report (laudo) is available to the shareholders who wish to obtain additional information about the transaction in the companies’ websites and in the IPE system. [TEXT DELETED].

The amendments to the protocolo and justificação are available in the websites of TCP and TCO and in the IPE system of the Comissão de Valores Mobiliários.

The remaining terms and conditions of the Merger of Shares and the Conversion may be found in the Public Announcement (Fato Relevante) of TCP and TCO dated October 28, 2003 and the Announcement to Shareholders published on November 20, 2003 or at TCP’s Assessoria de Relações com Acionistas e Informações Públicas, at (011) 5105-

1182 (or at the electronic address: arthur.fonseca@vivo.com.br), or at TCO, at (061) 3962-7759 (or at the electronic address regiane.reis@tco.net.br).

São Paulo, November 21, 2003.

Telesp Celular Participações S.A.

Fernando Abella
Finance and Investors Relations Officer

Tele Centro Oeste Celular Participações S.A.

Luiz André Carpintero Blanco
Finance and Investors Relations Officer